TUPPER JONSSON  & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER* GLENN R. YEADON* PAMELA JOE DAVID A. AUSTIN * denotes a Personal Law Corporation	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 Tel: (604) 683-9262 Fax: (604) 681-0139 E-mail: jonsson@securitieslaw.bc.ca
REPLY ATTENTION OF: Carl R. Jonsson Direct Tel: (604) 640-6357 OUR FILE: 1076-1

November 23, 2007

U.S. Securities and Exchange Commission

By fax and EDGAR w/out encls.

Division of Corporate Finance

By courier w/blacklined revised 20-F

Washington, DC  20549-7010

U.S.A.

Attention:  Mr. Mark A. Wojciechowski

Dear Mr. Wojciechowski:

Re:

Acrex Ventures Ltd. (“Company”)

Form 20-F for the Fiscal Year Ended December 31, 2006

Filed May 15,2007

File No. 000-50031

This is a further partial response to your letter to the Company dated October 25, 2007 supplementing my letter to you dated November 13, 2007.  The revisions that you requested be done to the 20-F related to description of properties, accounting matters and other incidental matters.  We had hoped, by today, to file a complete revised draft 20-F, blacklined so that you could see all of our revisions, by today.  However, the accounting-related questions have created problems for the Company’s accountants and aspects have had to be referred to the auditors.  We do not have the auditors’ input yet - but we did advise Mr. Hiller that we would have a reply to you by today.  Hence this letter.

You probably do not like to review draft revisions piecemeal.  However, it would be useful to us if we could have your review of – and comments on - the revisions that we have been able to do to date, on the understanding that the accounting-related revisions will be sent separately – hopefully next week.

We have prepared a blacklined copy of the 20-F with all of the revisions that have been done to date.  We are couriering it to you over the weekend.  We hope that you will be able to make a telephone call back to the writer commenting on the revisions.  Specifically, and relating them to the clause numbering in your letter:

1.

I have amended the top of the cover page to specifically note that the 20-F relates to the Company’s fiscal year ended December 31, 2006 – and that this document is Amendment No. 1.  I dated the document, in the bottom right hand corner of the cover page, April 30, 2007 – which was effectively the date of the document.  Would you like us to use a current date here?

2.

I have done a partial review of Item 5(a) “Operating Results”.  Your letter requests revisions to this item that requires further input from the Company’s auditors.

3.

I have amended Item 15(a).

4.

I have amended Item 15(d).

5.

I have added the dates of the Certifications.

6.

Further revisions to Item 5(a) require input from the auditors.

7.

With input from the geological consultants we have amended material presented on pages 15 and 16 to provide the additional information that you have requested.

8.

The information that you requested here is now in sub-clause (e) starting on page 22.

I will look forward to receiving your response comments.

Yours truly,

TUPPER JONSSON & YEADON

“Carl R. Jonsson”

Per:

Carl R. Jonsson

CRJ:lrh

Encl.